                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         _____________________________


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
      For the month ended October 31, 1994

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the transition period from ________________ to ________________


Commission file number 1-3506

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation (GNN) Investment Plan for Union Employees.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES

                       FINANCIAL STATEMENTS AND SCHEDULE
                    OCTOBER 31, 1994 AND SEPTEMBER 30, 1994
                                 TOGETHER WITH
                                AUDITORS' REPORT

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                       FINANCIAL STATEMENTS AND SCHEDULE
                    OCTOBER 31, 1994 AND SEPTEMBER 30, 1994


                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

           Statements of Net Assets Available for Benefits--October 31, 1994 and September 30, 1994

           Statement of Changes in Net Assets Available for Benefits for the Month Ended October 31, 1994


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

           Schedule I: Item 27(d)--Schedule of Reportable Transactions for the Month Ended October 31, 1994

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Georgia-Pacific Corporation:


We have audited the accompanying statements of net assets available for benefits of the GEORGIA-PACIFIC CORPORATION (GNN) INVESTMENT PLAN FOR UNION EMPLOYEES as of October 31, 1994 and September 30, 1994 and the related statement of changes in net assets available for benefits for the month ended October 31, 1994. These financial statements and the schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation (GNN) Investment Plan for Union Employees as of October 31, 1994 and September 30, 1994 and the changes in its net assets available for benefits for the month ended October 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/ Arthur Andersen LLP

Atlanta, Georgia
April 24, 1995

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                                OCTOBER 31, 1994



                                          Common Stock     Fixed Investment     Georgia-Pacific
                                              Fund               Fund             Stock Fund             Total
                                              ----               ----             ----------             -----
 NET ASSETS AVAILABLE FOR BENEFITS            $ 0                 $ 0                 $ 0                 $ 0
                                              ===                 ===                 ===                 ===





         The accompanying notes are an integral part of this statement.

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                               SEPTEMBER 30, 1994



                                          Common Stock     Fixed Investment     Georgia-Pacific
                                              Fund               Fund             Stock Fund          Total
                                              ----               ----             ----------          -----
 Assets:
 Investments                                $829,241           $3,763,766         $2,290,496       $6,883,503
 Contributions receivable                     23,029               67,350             38,687          129,066
                                            --------           ----------         ----------       ----------

 NET ASSETS AVAILABLE FOR BENEFITS          $852,270           $3,831,116         $2,329,183       $7,012,569
                                            ========           ==========         ==========       ==========





         The accompanying notes are an integral part of this statement.

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                      FOR THE MONTH ENDED OCTOBER 31, 1994

                                                                      Georgia-
                                    Common             Fixed          Pacific
                                     Stock          Investment         Stock
                                     Fund              Fund            Fund          Total
                                   --------         ----------       ---------       -----
 Net investment income:
   Interest and dividends         $          0     $    17,611       $        0    $    17,611
   Net loss from
    Master Trust                             0               0          (79,928)       (79,928)
 Net appreciation
  (depreciation) in
  market value of
  investments                           18,836          (7,504)               0         11,332
                                  ------------     -----------       ----------    -----------
     Net investment
      income (loss)                     18,836          10,107          (79,928)       (50,985)
 Amounts distributed
   to participants                      (4,881)        (15,057)          (7,098)       (27,036)
 Transfer to affiliated plan          (866,225)     (3,826,166)      (2,242,157)    (6,934,548)
                                  ------------     -----------       ----------    -----------
   Change in net assets
     available for benefits           (852,270)     (3,831,116)      (2,329,183)    (7,012,569)
 Net assets available for
   benefits, beginning
   of period                           852,270       3,831,116        2,329,183      7,012,569
                                  ------------     -----------       ----------    -----------
 Net assets available for
   benefits, end of period        $          0     $         0       $        0    $         0
                                  ============     ===========       ==========    ===========



         The accompanying notes are an integral part of this statement.

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
                    OCTOBER 31, 1994 AND SEPTEMBER 30, 1994


NOTE 1.  DESCRIPTION OF THE PLAN AND BENEFITS

The Georgia-Pacific Corporation (GNN) Investment Plan for Union Employees (the "Plan") was adopted July 4, 1988. The Plan is a voluntary contributory profit-sharing plan for eligible union hourly employees ("Participants") of Great Northern Nekoosa Corporation (the "Company"). The Plan was amended and restated as of January 1, 1989. Also, see Note 6 regarding the Plan merger and the related transfer of Plan assets.

ELIGIBILITY

Each employee shall be eligible to participate in the Plan on the first day of the month following the later of the date he becomes a member of a union bound by a collective bargaining agreement which provides for participation in the Plan or the effective date specific to individual unions. There are several manufacturing locations participating in the Plan.

CONTRIBUTIONS

Under the provisions of the Plan, Participants may contribute up to a total of 12% of their compensation, as defined, on a before-tax basis, but not to exceed the maximum specified by federal tax law. With the exception of three locations, depending upon the provisions negotiated for the participation of a given location, the Company will match 25% of Participants' before-tax contributions, up to the first 1% of compensation, as defined in the Plan. At two locations, the Company will match 50% of Participants' before-tax contributions up to the first 2% of compensation, as defined in the plan. At one location, the Company does not make a matching contribution on the Participants' before-tax contributions. The Plan allows rollover contributions from other qualified retirement plans.

The Plan permits Participants to allocate their contributions and Company contributions among the investment options in 25% increments and to change their investment elections for future contributions effective January 1 and July 1 (See Note 3 for a description of the various investment options). The Plan requires that Company contributions for two locations be invested in the Georgia-Pacific Stock Fund. The market value of Company contributions required to be invested in the Georgia-Pacific Stock Fund was $1,636,896 as of September 30, 1994.

VESTING

Participants vest immediately in their own contributions and earnings thereon. Full vesting in Company contributions and earnings thereon occurs when Participants reach five years of service from the later of date of hire or July 4, 1988 or in the event of attainment of age 65, death while employed, and under additional circumstances as provided under the Plan.

WITHDRAWALS

Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to income taxes in the year received. The withdrawals are paid in cash. Withdrawals result in a suspension of the right to make employee contributions to the Plan for twelve months.

TERMINATIONS

In the event of a Participant's death, retirement, or, for one location, disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. If termination occurs for other reasons, only vested amounts are distributed to the Participant and nonvested amounts are forfeited. Such forfeitures are used to reduce the Company's future contributions to the Plan. If a former Participant returns to the employ of the Company and reenters the Plan within five years of the date of termination, any amounts previously forfeited are reinstated to the Participant's account.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting. The investments are held by Vanguard Fiduciary Trust Company (the "Trustee"). All investments are presented at market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

NOTE 3.  INVESTMENTS

Assets held under the Plan are invested by the Trustee, as directed by the Participants, in one or more of three investment funds: the Common Stock Fund, the Fixed Investment Fund, and the Georgia-Pacific Stock Fund. The following is a description of the investment options:

           Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

           Fixed Investment Fund - invested in the Vanguard Short-Term U.S. Treasury Portfolio, a fixed income mutual fund. This Vanguard portfolio is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years.

           Georgia-Pacific Stock Fund - invested principally in Georgia-Pacific Corporation common stock.

Effective June 27, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust ("Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Fund of several defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based upon the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based upon the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated each day to the individual participating plans based upon the relative market values at the beginning of each day.

A summary of the Master Trust's major classifications of investments as of October 31, 1994 and September 30, 1994 is shown below:


                                                     October 31,                          September 30,
                                                        1994                                  1994
                                                    ------------                          -------------
 Investments (at market):
 Georgia-Pacific Corporation
  common stock                                      $147,118,221                           $148,426,142
 Vanguard Money Market
  Reserves U.S. Treasury
  Portfolio                                            4,806,800                                      0
                                                    ------------                           ------------
   Total investments                                 151,925,021                            148,426,142
                                                    ------------                           ------------
 Receivables:
  Interest                                                 3,719                                  2,806
  Other receivables                                      412,864                              1,773,741
  Due from brokers                                       732,155                              4,326,768
                                                    ------------                           ------------
    Total receivables                                  1,148,738                              6,103,315
                                                    ------------                           ------------
 Less:
  Payables                                                 3,624                              2,180,962
  Due to brokers                                       4,789,473                              3,576,341
                                                    ------------                           ------------
    Total payables                                     4,793,097                              5,757,303
                                                    ------------                           ------------
    Net assets                                      $148,280,662                           $148,772,154
                                                    ============                           ============

A summary of income and net appreciation of the Master Trust which comprises the net investment gain for all participating plans, for the month ended October 31, 1994 is shown below:

 Interest income                                                                                    $     3,719
 Net appreciation in
  market value of investments                                                                         5,376,944
                                                                                                    -----------
 Net investment gain from
   Master Trust                                                                                     $ 5,380,663
                                                                                                    ===========

Allocations of net investment gain (loss) for the month ended October 31, 1994 and the net assets to participating plans as of September 30, 1994 and October 31, 1994 are shown below for the Master Trust:

 Georgia-Pacific Corporation
  (GNN) Investment Plan for
  Union Employees                                                                                   $   (79,928)
 All other plans                                                                                      5,460,591
                                                                                                    -----------
      Net investment gain                                                                           $ 5,380,663
                                                                                                    ===========

                                                October 31,                             September 30,
                                                   1994                                     1994
                                             ----------------                        -------------------
 Georgia-Pacific Corporation
 (GNN) Investment Plan
 Union Employees                        $          0         0.00%               $  2,290,496           1.54%
 All Other Plans                         148,280,662       100.00                 146,481,658          98.46
                                        ------------       ------                ------------         ------
    Net Assets                          $148,280,662       100.00%               $148,772,154         100.00%
                                        ============       ======                ============         ======


NOTE 4. PLAN TERMINATION PROVISIONS

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time. Should the Company terminate the Plan, each Participant's account balance would become fully vested.


NOTE 5. TAX STATUS

The Plan has received a favorable determination letter dated December 3, 1990 from the Internal Revenue Service ("IRS") affirming the tax exempt status of the Plan. A new determination letter has been requested from the IRS to affirm the tax exempt status of the Plan, as amended and restated January 1, 1989. In the opinion of management, the Plan is designed and being operated in accordance with applicable provisions of the Internal Revenue Code of 1986 as amended, and thus, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 6. TRANSFER OF PLAN ASSETS

Certain groups participating in the Plan had previously transferred into the Georgia-Pacific Corporation Hourly 401(k) Savings Plan ("New Plan"). During the month ended October 31, 1994, the remaining plan assets totalling $6,934,548 were transferred from the Plan into the New Plan. Each participant under the Plan received an account balance immediately after the transfer at least equal to what he or she would have been entitled to receive immediately before the transfer. The New Plan assumed all liability for benefits accrued by Participants under the Plan through the date of the transfer, and such benefits shall be calculated and paid pursuant to the New Plan.

                                                                      SCHEDULE I


                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                ITEM 27(D)--SCHEDULE OF REPORTABLE TRANSACTIONS(a)
                      FOR THE MONTH ENDED OCTOBER 31, 1994


                                          Number of         Market Value                             Gain
                                         Transactions   at Date of Transaction       Cost           (Loss)
                                         ------------   ----------------------       ----           ------
 PURCHASED:

 * Georgia-Pacific Master Trust               1         $       -               $    38,687         $     -
 * Vanguard Short-Term U.S.
   Treasury Portfolio                         3                 -                    84,951               -
 * Vanguard Index Trust 500
   Portfolio                                  1                 -                    23,029               -

 TRANSFERRED:

 * Georgia-Pacific Master Trust               2               2,249,256           1,770,871             478,385
 * Vanguard Short-Term U.S.
   Treasury Portfolio                         3               3,838,184           3,941,246            (103,062)
 * Vanguard Index Trust 500
   Portfolio                                  2                 871,106             807,659              63,447

*   Represents a party-in-interest transaction.


(a) Represents a transaction or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets as of the beginning of the month.





         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                     GEORGIA-PACIFIC CORPORATION
                                     (GNN) INVESTMENT PLAN FOR UNION EMPLOYEES


                                     BY:  GEORGIA-PACIFIC CORPORATION,
                                            AS PLAN ADMINISTRATOR


DATE:  APRIL 27, 1995                BY: /s/ John F. McGovern
                                         ------------------------------
                                         JOHN F. MCGOVERN
                                         SENIOR VICE PRESIDENT AND CHIEF
                                         FINANCIAL OFFICER
                                         GEORGIA-PACIFIC CORPORATION

                               INDEX TO EXHIBITS

 Exhibit
 Number                                                           Description
 -------                                                          -----------
 23                                                               Consent of Arthur Andersen LLP*





- -----------------------------------------
* - Filed by EDGAR